UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                            JDS UNIPHASE CORPORATION
                    ---------------------------------------

                                (Name of Issuer)

                     Common Stock, Par Value $.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                  466125 10 1
                    ----------------------------------------
                                 (CUSIP Number)

                                 Not Applicable
                    ----------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [_]  Rule 13d-1(b)

    [X]  Rule 13d-1(c)

    [_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this page shall not be deemed to be "filed" for the purpose of Section18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 466125 10 1                                         Page 2 of 7 Pages
                                      13G

--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSONS

                S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                The Furukawa Electric Co., Inc.
                FEJ Holding Inc.

                FEJ Sales Inc.

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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a)  X
                    ---
                (b) __

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3                 SEC USE ONLY

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4               CITIZENSHIP OR PLACE OF ORGANIZATION

                The Furukawa Electric Co., Ltd.:  Japan
                FEJ Holding Inc.:  Canada
                FEJ Sales Inc.:  Canada

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                           5        SOLE VOTING POWER

NUMBER OF

                                    -0-

--------------------------------------------------------------------------------
SHARES

BENEFICIALLY               6        SHARED VOTING POWER

OWNED BY                   144,734,080

 -------------------------------------------------------------------------------
EACH

                           7        SOLE DISPOSITIVE POWER

REPORTING

                                    -0-

--------------------------------------------------------------------------------
PERSON

WITH                       8        SHARED DISPOSITIVE POWER

                                    144,734,080

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9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  144,734,080

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10                CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES *

                  Not Applicable

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11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  Approximately 17.16%

--------------------------------------------------------------------------------
12                TYPE OF REPORTING PERSON*

                  CO

--------------------------------------------------------------------------------
                  *See Instructions Before Filing

Cusip No. 466 125 10 1                                         Page 3 of 7 Pages
Schedule 13 G (Cont.)


Item 1(a)-     Name of Issuer:

               JDS Uniphase Corporation

Item 1(b)-     Address of Issuer's Principal Executive Offices:

               163 Baypointe Parkway
               San Jose, California   95134

Item 2(a)-     Name of Person Filing:

               The Furukawa Electric Co., Ltd
                 FEJ Holding Inc.

               FEJ Sales Inc.

Item 2(b)-     Address of Principal Business Office:

               6-1, Marunouchi 2-chome
               Chiyoda-ku, Tokyo 100-8322
               Japan

Item 2(c)-     Citizenship (Place of Incorporation):

               The Furukawa Electric Co., Ltd.:  Japan
               FEJ Holding Inc.:  Canada
               FEJ Sales Inc.:  Canada

Item 2(d)-     Title of Class of Securities:

               Common Stock

Item 2(e)-     Cusip Number:

               466125 10 1

Item 3-        This statement is being filed pursuant to Rule 13d-1(c).

Item 4(a)-     Amount beneficially owned:  144,734,080

               JDS Uniphase Canada Ltd., a subsidiary of the Issuer, has issued exchangeable shares (the "Exchangeable Shares"). The Exchangeable Shares are exchangeable at any time into Common Stock on a one-for-one basis, entitle their holders to dividend and other rights economically equivalent to those of the Common Stock, and through a voting trust, vote at meetings of stockholders of the Issuer. The Furukawa Electric Co., Ltd. ("FEC"), through its Canadian subsidiaries FEJ Holding Inc. ("FEJH") and FEJ Sales Inc. ("FEJS"), owns 8,900,000 shares of Common Stock ("Common Shares") and 135,834,080 Exchangeable Shares.

Cusip No. 466 125 10 1                                         Page 4 of 7 Pages
Schedule 13 G (Cont.)

Item 4(b)-     Percent of Class:    17.16%

               FEC, through FEJH and FEJS, owns a total of 144,734,080 Common Shares and Exchangeable Shares, which represents approximately 17.16% of the aggregate outstanding Common Shares and Exchangeable Shares, taken together.

Item 4(c)-     Number of Shares to which the reporting person has:

               (i)--sole power to vote or to direct the vote:        -0-
               (ii)-shared power to vote or to direct the vote:      144,734,080
               (iii)sole power to dispose or to direct the
                disposition of:                                     -0-
               (iv)-shared power to dispose or to direct the
               disposition of:                                      144,734,080

Item 5 - Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6 - Ownership of More than Five percent on Behalf of Another Person:
         Not Applicable

Item 7- Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           Not Applicable

Item 8- Identification and Classification of Members of the Group:

           Not Applicable

Item 9-    Notice of Dissolution of Group:

           Not Applicable

Item 10-   Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 466 125 10 1                                         Page 5 of 7 Pages
Schedule 13 G (Cont.)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 13, 2000

           THE FURUKAWA ELECTRIC CO., LTD.

                  / s / Osamu Sato

         By:
             --------------------------------------
             Name:  Osamu Sato
             Title:  General Manager/Finance and
                     Accounting Department

Cusip No. 466 125 10 1                                         Page 6 of 7 Pages
Schedule 13 G (Cont.)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 13, 2000

           FEJ HOLDING INC.

                  / s / Osamu Sato

         By:
              --------------------------------------
              Name:  Osamu Sato
              Title: Vice President

Cusip No. 466 125 10 1                                         Page 7 of 7 Pages
Schedule 13 G (Cont.)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 13, 2000

           FEJ SALES INC.

                  / s / Jo Kubota

         By:
              --------------------------------------
               Name: Jo Kubota
               Title: Director